Exhibit 99.1

Ayr Wellness Adds to Pennsylvania Footprint, Opens New Dispensary in Bryn Mawr

MIAMI, December 31, 2021 - Ayr Wellness (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced the opening of Ayr Wellness Bryn Mawr, the Company’s eighth affiliated dispensary in The Commonwealth of Pennsylvania.

Jonathan Sandelman, Founder, Chairman and CEO of Ayr, said “The Pennsylvania medical marijuana market continues to show excellent growth and we are excited to be opening our eighth affiliated dispensary in the Commonwealth. We consistently strive to deliver the highest quality product at an accessible price and look forward to bringing more of our branded products to the Pennsylvania patients in 2022.”

The ~3,000 sq. ft. dispensary continues the rapid expansion of the Company’s presence in Pennsylvania’s burgeoning medical marijuana market. The dispensary is located at 712 Lancaster Ave., Bryn Mawr, PA 19010, in the vicinity of five major colleges. Bryn Mawr is located toward the center of the “Main Line”, a group of affluent suburban villages stretching west from Philadelphia toward Malvern, PA.

The new location will have nine points of sale and will feature Ayr branded products like Origyn Extracts, Seven Hills and Revel flower as well as an assortment of third-party brands sources from throughout the state.

The Bryn Mawr dispensary is the fifth of six potential dispensaries opened by CannTech PA LLC, a wholly owned Ayr subsidiary, clustered in the Philadelphia and Pittsburgh metro areas. PA Natural Medicine, another Ayr subsidiary, operates three dispensaries in Central Pennsylvania towns State College, Bloomsburg and Selinsgrove.

Pennsylvania is a robust and growing medical market with over 680,000 patients, 140 licensed dispensaries, and 29 licenses cultivators/processors. Annual state-wide medical marijuana sales are expected to surpass $1 billion in 2024 according to BDSA.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com